Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Airbnb, Inc. of our report dated March 3, 2020, except for the effects of disclosing net loss per share information discussed in Notes 2 and 15 to the consolidated financial statements, the segment information discussed in Notes 2 and 18, and the financial statement schedule, as to which the date is August 19, 2020, and except for the effects of the stock split discussed in Note 2 to the consolidated financial statements, as to which the date is October 26, 2020, relating to the financial statements and financial statement schedule, which appears in Airbnb, Inc.’s Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-250118). We also consent to the reference to us under the heading “Experts” in this Registration Statement.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
December 9, 2020